EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our auditor’s report dated December 12, 2024 with respect to the consolidated financial statements of Electrovaya Inc. (the “Company”) as at September 30, 2024 and 2023 and for each of the years in the two-year period ended September 30, 2024, included in the Annual Report on Form 40-F of the Company for the year ended September 30, 2024, as filed with the United States Securities and Exchange Commission (“SEC”).

We also consent to the incorporation by reference in the Registration Statement No. 333-278139 on Form F-10, of our auditor’s report dated December 12, 2024, with respect to the consolidated financial statements of the Company as at September 30, 2024 and 2023 and for each of years in the two-year period ended September 30, 2024, as included in the Annual Report on Form 40-F for the year ended September 30, 2024, as filed with the SEC on December 26, 2024.

We also consent to the reference to our firm under the headings “Interest of Experts” and “Auditors, Transfer Agent and Registrar” in the Registration Statement No. 333-278139 on Form F-10.

/s/ MNP LLP

Chartered Professional Accountants Licensed Public Accountants December 26, 2024 Toronto, Canada